
06019405


TIOMIN
RESOURCES INC.

PRESS RELEASE

Tiomin Delays the Construction of the Kwale Mineral Sands Project, Kenya

Toronto, Canada. December 12, 2006. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) reports today that the construction of the Kwale mineral sands project (the "Project") will be delayed until the Government of Kenya ("GoK") resolves all land related issues, provides access to the project site and fulfills remaining conditions required by the contractual arrangements between Tiomin and the GoK, and the lenders to the Project.

The GoK is required pursuant to the contractual arrangements between the GoK and the Company to deliver the land required for the Project. On November 10, 2006, the GoK issued public notices in the Kenya Gazette stating its intention to acquire the land of the seven farmers that control eight plots of land located within the area of the Kwale Special Mining Lease who have not voluntarily accepted an offer from the GoK to acquire their land. The seven farmers, who are opposed to the GoK approved compensation agreement for the acquisition of their land, initiated court action against the GoK and Tiomin's subsidiary, Tiomin Kenya Limited ("TKL"). The seven farmers have claimed, amongst other things, that the Government does not have the constitutional power to order the compulsory acquisition of their land, subject to appropriate compensation. The parties failed to reach an out of court settlement. The judge's ruling on the seven farmers' claims is expected on or about December 21, 2006.

The Project's senior lenders have issued a letter to Tiomin stating that they would not be in a position to disburse funds for the Project if there are, at any time, incomplete legal processes that may impact title and access to the land required for the Project. Tiomin cannot predict when all of these legal issues will be resolved to the lenders' satisfaction. The continued lack of access to the Project site is preventing the Company from proceeding with the construction of the Project and it can no longer meet the previously published development schedule and budget.

It is a condition of the loan agreements provided to TKL that the GoK meet certain conditions (primarily related to delivery of the Project site) in order for Tiomin to drawdown in early February 2007. As of today, insufficient progress has been made by the GoK to satisfy such conditions, including a failure to gazette the Fiscal Agreement (signed in February 2005) for the Project, to negotiate acceptable port tariffs with TKL, to exempt the Project from certain stamp duty and withholding taxes, and to modify the existing mining lease to encompass all land required for the Project. Tiomin continues to work closely with the GoK to satisfy these conditions but intends to declare Force Majeure (as described in the Mining Lease issued to Tiomin by the GoK in July 2004) given its inability to obtain unrestricted access to the mining lease to initiate construction activities.

The Board of Tiomin is disappointed by this adverse turn of events and is reviewing its strategic options for the Project. This delay will cause Tiomin to reduce its personnel in Kenya to a minimum, delay the orders of long-lead items, and halt the construction of the port facility. Tiomin is committed to prudent financial management and will monitor the situation very closely.

Separately, on November 22, 2006, Tiomin was presented with the Development Funding Award at the Mines & Money 2006 International Conference in London for the most innovative mining project financing. In mid-2006, the company secured US$155 million in debt finance for its Kwale mineral sands project in Kenya (thereby fulfilling the conditions for the release of C$60 million in escrowed equity).

Standard Chartered Bank, WestLB and Caterpillar Finance made US$80 million available after Tiomin secured US$40 million from the African Development Bank and US$35 million in subordinated debt from Jinchuan Group Ltd. Tiomin also secured a cost-overrun facility with Netherlands Development Finance.

For further information, please contact Tiomin at (416) 350-3779 Jean Charles Potvin, CEO, ext. 227; Robert Jackson, President, ext. 230; or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.